UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 22, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Oxford Immunotec Global PLC

File No. 333-191737 - CF#30153

Oxford Immunotec Global PLC submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on October 15, 2013, as amended.

Based on representations by Oxford Immunotec Global PLC. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.1	through September 10, 2016
Exhibit 10.2	through September 10, 2016
Exhibit 10.3	through September 10, 2016
Exhibit 10.4	through September 10, 2023
Exhibit 10.6	through September 10, 2016
Exhibit 10.7	through September 10, 2016
Exhibit 10.8	through September 10, 2016
Exhibit 10.10	through September 10, 2016
Exhibit 10.11	through September 10, 2018
Exhibit 10.12	through December 31, 2018
Exhibit 10.13	through December 31, 2018
Exhibit 10.14	through December 31, 2016
Exhibit 10.17	through December 31, 2018
Exhibit 10.18	through December 31, 2018
Exhibit 10.19	through September 10, 2018
Exhibit 10.20	through September 10, 2018
Exhibit 10.21	through September 10, 2018
Exhibit 10.22	through September 10, 2023
Exhibit 10.23	through September 10, 2023
Exhibit 10.24	through December 31, 2020
Exhibit 10.25	through September 10, 2018
Exhibit 10.26	through September 10, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary